12011752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2011 December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Equity Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor (No. and Street)

West Des Moines (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie L. LaFollette 515-273-3602 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *of individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Terry A. Reimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Chairman and Chief Executive Officer

Notary Public

CRYSTAL D. MASON
Commission Number 753111
My Commission Expires
June 5, 2014

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- (X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

KPMG

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Supplemental Schedules:	
Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA	10
Schedule II – Statement Relating to Certain Determinations Required under Rule 15c3-3 – Part IIA	12
Report of Independent Registered Public Accounting Firm on Internal Control	13

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
American Equity Capital, Inc.:

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Des Moines, Iowa
February 27, 2012

AMERICAN EQUITY CAPITAL, INC.

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**	**2010**
Cash	$	67,844	169,291
Other assets		23,714	43,471
Accounts receivable from related party		1,514	—
Receivable under tax allocation agreement		190,611	—
Total assets	$	283,683	212,762
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	20,162	22,259
Salary and benefits payable		—	13,563
Accounts payable to related party		—	8,620
Total liabilities		20,162	44,442
Stockholder's equity:			
Series preferred stock, without par value. Authorized, 200,000 shares; no shares issued or outstanding		—	—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000	13,000
Additional paid-in capital		1,614,997	1,589,997
Accumulated deficit		(1,364,476)	(1,434,677)
Total stockholder's equity		263,521	168,320
Total liabilities and stockholder's equity	$	283,683	212,762

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Operations

Years ended December 31, 2011 and 2010

		2011	2010
Revenues:			
Commission income	$	162	700
Interest		252	1,854
Total revenues		414	2,554
Expenses:			
Employee compensation and benefits		—	679,542
Payroll and unemployment taxes		—	27,892
Licenses and fees		49,186	22,665
Professional fees		20,174	58,952
Other operating expenses		51,464	54,578
Total expenses		120,824	843,629
Loss before income tax benefit		(120,410)	(841,075)
Income tax benefit		190,611	—
Net income (loss)	$	70,201	(841,075)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2009	$	13,000	1,087,000	(593,602)	506,398
Contributions from Parent		—	502,997	—	502,997
Net loss for year		—	—	(841,075)	(841,075)
Balance at December 31, 2010		13,000	1,589,997	(1,434,677)	168,320
Contributions from Parent		—	25,000	—	25,000
Net income for year		—	—	70,201	70,201
Balance at December 31, 2011	$	13,000	1,614,997	(1,364,476)	263,521

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Operating activities:			
Net income (loss)	$	70,201	(841,075)
Adjustment to reconcile net income (loss) to net cash used in operating activities:			
Receivable under tax allocation agrement		(190,611)	—
Severance expense to be paid by Parent		—	200,210
Allocation of stock-based compensation from Parent		—	2,787
Change in other assets		19,757	(31,512)
Change in accounts payable		(2,097)	22,259
Change in salary and benefits payable		(13,563)	13,563
Change in accounts receivable from/accounts payable to related party		(10,134)	2,006
Net cash used in operating activities		(126,447)	(631,762)
Financing activities:			
Cash contribution from Parent		25,000	300,000
Net cash provided by financing activities		25,000	300,000
Net change in cash		(101,447)	(331,762)
Cash at beginning of year		169,291	501,053
Cash at end of year	$	67,844	169,291

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) *Organization*

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of the Parent. During February of 2011, the Financial Industry Regulatory Authority (FINRA) notified the Company that its application with regard to materially changing the Company's line of business to limit its business to the distribution of variable life insurance and annuities had been granted. As a result, the Company's minimum net capital requirement is $5,000. During 2011, prior to the notification from FINRA regarding changing the Company's line of business, and during 2010, the Company operated as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934.

(b) *Commissions*

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection. During 2011 and 2010, there have been no variable annuity sales.

(c) *Income Taxes*

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company's loss is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the current tax-sharing agreement signed in 2011, the Company will be reimbursed for its net operating losses to the extent such losses are or have been utilized by the consolidated group. Pursuant to the previous tax-sharing agreement, the Company was not reimbursed for its net operating losses unless the Company generated taxable income before the tax loss carryforwards expired. Accordingly, no income tax benefit was reflected in the accompanying 2010 statement of operations due to the benefit from the loss being fully offset by an increase in the valuation allowance.

(d) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(Continued)

(2) Liquidity

During 2011 and 2010, the Parent made capital contributions of $25,000 and $502,997, respectively, to the Company. The 2011 contribution consisted entirely of a cash contribution. The 2010 contribution consisted of a cash contribution of $300,000, a noncash contribution of $200,210 related to severance expenses for certain of the Company's employees which were paid by the Company's Parent and a noncash contribution of $2,787 related primarily to the allocation of stock-based compensation expense from the Company's Parent. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon such continued capital contributions until profitable operations can be achieved.

(3) Severance

During 2010, the Company recognized $200,210 in severance-related expense associated with the elimination of certain employees. These expenses have been included in employee compensation and benefits in the accompanying 2010 statement of operations. All severance-related costs have been paid as of December 31, 2011. As the Company's Parent agreed to pay the severance-related expenses, the Company treated the settlement of the liability with its Parent as a noncash capital contribution as discussed in note 2.

(4) Income Taxes

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statements of operations as follows:

		2011	2010
Income tax benefit at statutory rate	$	42,144	294,376
Change in federal valuation allowance		148,494	(294,645)
Other		(27)	269
Income tax benefit as reported	$	190,611	—

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's temporary differences relate to the existence of tax operating loss carryforwards arising since inception, which have not been used in the consolidated group, of $991,103 and $1,415,370 at December 31, 2011 and 2010, respectively, and $3,589 related to employee stock options granted by the Company's Parent. Management has established a valuation allowance equal to the full amount of the deferred tax assets because of the uncertainty of future income estimates necessary for their ultimate realization. The tax operating loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,435; 2022 – $40,544; 2023 – $55,111; 2030 – $595,024; 2031– $120,337.

As a result of the tax allocation agreement entered into by the Company in 2011, the Company is entitled to be reimbursed for any net operating losses incurred by the Company and used by other members of the consolidated group. The Company recognized a current tax benefit of $190,611 during the year ended

(Continued)

December 31, 2011, which is the amount of net operating losses used by members of the consolidated group in the current and prior years.

The Company has adopted the guidance in FASB ASC 740, *Income Taxes*, regarding accounting for income tax uncertainties. There are no unrecognized tax benefits or accruals for interest or penalties recognized in the statement of operations for the years ended December 31, 2011 or 2010 or in the statement of financial position at December 31, 2011. The amount of unrecognized tax benefits reflected in the financial statements is not expected to significantly increase or decrease within the subsequent 12-month period. Generally, the 2008-2011 tax years are subject to examination by taxing authorities.

(5) Regulatory Requirements

(a) FOCUS Report

The following is a summary of the differences between the Company's computation of net capital required under rule 15c3-1 included in the Company's original unaudited Form X-17A-5 Part IIA filing and the Company's computation of net capital required under rule 15c3-1as included in the accompanying financial statements and supplemental information:

		2011	
		Stockholder's equity	**Nonallowable assets**
Per Computation of Net Capital as originally filed on Form X-17A-5	$	72,910	25,228
Receivable under tax allocation agreement		190,611	190,611
Per Computation of Net Capital as included in accompanying financial statements and supplemental information	$	263,521	215,839

As both stockholder's equity and nonallowable assets increased by the same amount, as reflected in the above table, there was no difference in net capital or excess net capital in the Company's computation of net capital required under rule 15c3-1 included in the Company's original unaudited Form X-17A-5 Part IIA filing and the Company's computation of net capital required under rule 15c3-1as included in the accompanying financial statements and supplemental information

(Continued)

(b) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2011, the Company had defined net capital of $47,682, which was $42,682 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.423 to 1. Prior to February of 2011, the Company operated as a fully disclosed introducing broker and dealer in securities and was required to maintain a minimum net capital of $100,000. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2010, the Company had defined net capital of $124,849, which was $24,849 in excess of its required net capital of $100,000 and the Company's ratio of aggregate indebtedness to net capital was 0.356 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(6) Related Party Transactions

The Company is a member of a group of affiliated companies, which are engaged in the sales of life insurance and annuities. A portion of the Company's other operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of the Parent. These shared expenses primarily consist of allocations of compensation expense for employees of affiliates of the Company that spend a portion of their time on Company related tasks. Other expenses incurred by affiliates of the Company, such as printing and postage expenses, are allocated to the Company at estimated cost on an as incurred basis. The Company's portion of these shared expenses, which is included in other operating expenses in the statements of operations, was $28,660 and $27,180 for the years ended December 31, 2011 and 2010, respectively.

(7) Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2011

Computation of Net Capital

1. Total ownership equity from statement of financial condition	$	263,521
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		263,521
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		263,521
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		215,839
B. Secured demand note deficiency		—
C. Commodity futures contracts and spot commodities – proprietary capital charges		—
D. Other deductions and/or charges		—
		215,839
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		47,682
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other		—
		—
10. Net capital	$	47,682

Note: See note 5 for a reconciliation of the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2011.

(Continued)

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1 – Part IIA

December 31, 2011

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,344
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		42,682
15. Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		41,682

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	20,162
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	20,162
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		42.28%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		N/A

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $5,000 has been reported.

(B) See note 5 for a reconciliation of the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2011.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Statement Relating to Certain Determinations
Required under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	[X]
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	[ ]
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	[ ]
D. (k)(3) – Exempted by order of the Commission	[ ]

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Shareholder
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements of American Equity Capital, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Des Moines, Iowa
February 27, 2012